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Farmers State Bank & Trust

Management Assertion

As of and for the year ended December 31, 1998, Farmers State Bank and Trust Co. of Superior (the Bank) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Bank had in effect a fidelity bond in the amount of $2,275,000 and a mortgagee errors and omissions policy in the amount of $500,000.

Edward J. Meekins
Vice President

Date: March 17, 1999